SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                  MAXXAM INC.
                                (Name of Issuer)

                         Common Stock, $0.50 par value
                         (Title of Class of Securities)

                                   577771108
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 17, 1997
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  577771108

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           The Combined Master Retirement Trust

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,277,250
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         1,277,250

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           1,277,250

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.4%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           EP


CUSIP No. 577771108

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,278,250
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         1,278,250

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN



                                AMENDMENT NO. 4
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the common stock, $0.50 par value per share (the "Shares"), of MAXXAM Inc., a Delaware corporation (the "Company"). Items 2, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.   Identity and Background

     Item 2(a) is amended as follows:

          (a) This Statement is filed by (i) The Combined Master Retirement Trust (the "CMRT"), as the direct holder of Shares and (ii) by virtue of his position with the CMRT and certain of the other entities (as reported on this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

          The CMRT is the direct holder of 1,027,250 Shares or approximately 12.4%, respectively, of the 8,277,847 Shares outstanding as of July 31, 1997 according to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (the "Outstanding Shares").
          NL Industries, Inc. ("NL") is the direct holder of 250,000 Shares or approximately 3.0% of the Outstanding Shares. Valhi, Inc. ("Valhi") and Tremont Corporation ("Tremont") are the direct holders of approximately 56.3% and 17.7%, respectively, of the outstanding common stock of NL. Valhi and Tremont together may be deemed to control NL. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2"), NL and Valmont Insurance Company ("Valmont") are the direct holders of approximately 34.4%, 5.1%, 3.6%, 3.4%, 0.5% and 0.4%, respectively, of the outstanding common stock of Tremont. Together, VGI and National may be deemed to control Tremont. Valhi is the holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. VGI, National and Contran Corporation ("Contran") are the direct holders of approximately 74.7%, 10.0% and 7.4%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the direct holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

          Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest. Additionally, Mr. Simmons is chairman of the board of NL and a director of Tremont.

          Substantially all of Contran's outstanding voting stock is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts"), established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

          By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

          The CMRT also holds approximately 1.0% of the outstanding common stock of Tremont and Valhi, respectively. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is sole trustee of the CMRT and sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. Mr. Simmons, however, disclaims beneficial ownership of the Shares held by the CMRT, except to the extent of his vested beneficial interest therein.

          The CDCT No. 2 directly holds approximately 3.4% of the outstanding shares of Tremont common stock. NationsBank of Texas, N.A. serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Due to the terms of the CDCT No. 2, the CDCT No. 2 (i) retains the sole power to vote the shares of Tremont common stock held by the CDCT No. 2, (ii) retains sole dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

          Harold C. Simmons' spouse is the direct beneficial owner of 1,000 Shares (less than 0.1% of the Outstanding Shares) and less than 1.0% of the outstanding shares of common stock of Tremont and Valhi, respectively. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

          The Reporting Persons understand that NL and Valmont directly hold 1,186,200 shares and 1,000,000 shares, respectively, of the common stock of Valhi. The Reporting Persons further understand that, pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and NL hold directly as treasury stock for voting purposes. For the purposes of this Statement, such shares that Valmont and NL hold directly are not deemed outstanding.

Item 4.   Purpose of Transaction

     Item 4 is amended as follows:

          The CMRT and NL have entered into a Stock Purchase Agreement dated October 17, 1997 among the CMRT, NL and the Company (the "Stock Purchase Agreement"). On the terms and subject to the conditions of the Stock Purchase Agreement, the CMRT and NL have agreed to sell all of their Shares to the Company for $55 per share. The following summary of the Stock Purchase Agreement is qualified in its entirety by reference to Exhibit 3 to this Statement, which is incorporated herein by this reference.

          Pursuant to the Stock Purchase Agreement and its related documents, on October 21, 1997, the CMRT and NL deposited into escrow (the "Escrow"), among other things, all of their Shares (the "Escrow Shares") and the Company deposited into Escrow an aggregate of $35,124,375 in cash (the "Escrow Cash") and two promissory notes, one payable by the Company to the CMRT in the principal amount of $28,249,375 and the other payable by the Company to NL in the principal amount of $6,875,000 (collectively, the "Notes" and collectively with the Escrow Shares and the Escrow Cash, the "Escrow Deposits").

          The Escrow Deposits are to be released from the Escrow shortly after the occurrence of (i) the conclusion of a hearing on the defendants' motion to dismiss NL and the CMRT from Consolidated Civil Action Nos. 12111 and 12353 (the "Consolidated Action") pending in the Court of Chancery in and for New Castle County, Delaware (the "Court"), which motion will be filed shortly with the Court, and (ii) the entry by the Court of an order (the "Order") in response to the motion to dismiss the CMRT and NL from the Consolidated Action determining (the "Determination") that no part of the consideration of the sale of the Shares contemplated by the Stock Purchase Agreement constitutes consideration for settlement of the claims that are the subject of the Consolidated Action. The Company's purchase of the Shares will be deemed to occur at the time of their release from the Escrow.

          In the event the Court enters the Order on or before March 16, 1998, the Escrow Deposits shall be released from Escrow as follows: (1) $28,249,375 cash to the CMRT, (2) $6,875,000 cash to NL and (3) the Notes and the Escrow Shares to a custodian that will hold the Escrow Shares as collateral for the Notes until the obligations under the Notes are paid in full pursuant to the terms of two substantially similar Pledge and Custody Agreements, one for the benefit of the CMRT and the other for the benefit of NL (the "Pledge and Custody Agreements").

          In the event the Court fails to enter the Order on or before March 16, 1998 or on an earlier date declines to make the Determination, the Escrow Deposits shall be released to the respective parties that made such deposits and the Company will not purchase the Shares pursuant to the Stock Purchase Agreement.

          Pursuant to the terms of the Pledge and Custody Agreements, the Escrow Shares shall be released to the Company once the obligations under the Notes are paid in full. Interest on the Notes is payable quarterly in arrears as if the Notes had been executed on September 30, 1997. The principal owing under the Notes bears interest at the rate of 10% per annum and is due on the first anniversary of the date of the Notes. The Note payable to the CMRT is secured by 1,027,250 Shares and the Note payable to NL is secured by 250,000 Shares. If the value of the collateral declines by a specified percentage, the Company must deposit additional collateral with the custodian. Each of the CMRT and NL have customary rights of secured parties in the event of foreclosure under the Notes or the Pledge and Custody Agreements.

          The Pledge and Custody Agreements and the Notes provide that the Company will use its reasonable best efforts to file a shelf registration statement covering the Escrow Shares with the Securities and Exchange Commission (the "SEC") on or before May 15, 1998 (the "Shelf Registration Statement") and cause the Shelf Registration Statement to be declared effective by the SEC on or before August 13, 1998. If the Company fails to file the Shelf Registration Statement on or before May 15, 1998, the per annum interest rate on the Notes will increase by 100 basis points until such filing occurs. If the SEC does not declare the Shelf Registration Statement to be effective on or before August 13, 1998, the per annum interest rate on the Notes will increase by 100 basis points (or an additional 100 basis points if the Shelf Registration Statement is yet to be filed with the SEC) until such effectiveness occurs. If the SEC has not declared the Shelf Registration Statement effective on or before April 15, 1998, the Company is obligated to deposit with the custodian an additional aggregate amount of $1,756,218.76 (the "Cash Deposit"), which sum shall also constitute collateral for the Company's obligations under the Notes. The custodian can release the Cash Deposit to the Company upon notice of the Shelf Registration Statement becoming effective.

          The Stock Purchase Agreement contains a "standstill agreement." Assuming the obligations under the Notes are satisfied in full, until October 17, 2002, the CMRT, NL and their respective affiliates cannot, among other things, acquire any securities issued by the Company or certain affiliated entities of the Company, as designated in the Stock Purchase Agreement (collectively, the "MAXXAM Entities"), or take any actions under certain other standstill prohibitions. Such other standstill prohibitions include, without limitation, prohibitions on the ability to (i) acquire assets of the MAXXAM Entities, (ii) participate in proxy solicitations relating to securities of the MAXXAM Entities ("MAXXAM Entities' Securities"), (iii) join a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, relating to MAXXAM Entities' Securities, (iv) seek to control or influence the management, policies or affairs of any MAXXAM Entity, (v) have MAXXAM Entities' Securities on deposit in a voting trust of similar voting arrangement, and (vi) initiate, or advise another to initiate, a tender offer for MAXXAM Entities' Securities or a shareholder proposal relating to MAXXAM Entities' Securities.

          The Stock Purchase Agreement provides that until release from Escrow, the CMRT and NL may vote their Shares as they see fit with respect to any matter brought to a vote of the Company's stockholders, but are otherwise bound by the terms of the standstill provisions.
          NL and the CMRT have agreed in principle, along with the other plaintiffs in the Consolidated Action, to settle the Consolidated Action. The proposed settlement provides in part for certain of the defendants in the Consolidated Action to pay to the Company's wholly owned subsidiary, MCO Properties Inc., certain cash and other property valued in the aggregate at approximately $20 million.

          The Reporting Persons understand that Harold C. Simmons' spouse intends to dispose of all of her Shares promptly after the public disclosure of the transactions among the Company, NL and the CMRT described above.

          Except as described in this Item 4, neither of the Reporting Persons has any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Item 5(b) is amended as follows:

          (b) Each of NL, the CMRT and Mr. Simmons' spouse has the direct power to vote the Shares directly held by it or her. By virtue of the relationships described in Item 2:

               (1) the CMRT and Harold C. Simmons may be deemed to share the indirect power to vote the Shares directly held by NL; and

               (2) Harold C. Simmons may be deemed to share the indirect power to vote the Shares directly held by NL, the CMRT and his spouse.

          Neither NL nor the CMRT has the power to dispose of the Shares directly held by it, on the conditions and subject to the terms of the Stock Purchase Agreement and its related documents described in this Statement.

          Mr. Simmons' spouse has the power to dispose of the Shares directly held by her.

     Item 5(d) is amended as follows:

          (d) Subject to the Stock Purchase Agreement and its related documents described in this Statement, each of NL and the CMRT has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity.

          Mr. Simmons' spouse has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by her.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended as follows:

          Except as described under Item 4, neither of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows:

Exhibit 1           Complaint dated November 13, 1991 filed in the Delaware
               Court of Chancery in the matter of NL Industries, Inc., et al. v. MAXXAM INC., et al. (C.A. No. 12353) (incorporated by reference to Exhibit 1 to Amendment No. 2 to this Statement).

Exhibit 2           Memorandum Opinion of the Court of Chancery of the State of
               Delaware dated April 4, 1997 in the matters of MAXXAM Inc./Federated Development Shareholders Litigation and NL Industries, Inc., et al. v. MAXXAM INC., et al. (Consolidated C.A. Nos. 12111 and 12353) (incorporated by reference to Exhibit 2 to Amendment No. 3 to this Statement).

Exhibit 3* Stock Purchase Agreement dated October 17, 1997 among MAXXAM Inc., the Combined Master Retirement Trust and NL Industries, Inc.

----------

*    Filed herewith.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 21, 1997
                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


Harold C. Simmons, INDIVIDUALLY and as Trustee of THE COMBINED MASTER RETIREMENT TRUST.


                                 EXHIBIT INDEX

Exhibit 1           Complaint dated November 13, 1991 filed in the Delaware
               Court of Chancery in the matter of NL Industries, Inc., et al. v. MAXXAM INC., et al. (C.A. No. 12353) (incorporated by reference to Exhibit 1 to Amendment No. 2 to this Statement).

Exhibit 2           Memorandum Opinion of the Court of Chancery of the State of
               Delaware dated April 4, 1997 in the matters of MAXXAM Inc./Federated Development Shareholders Litigation and NL Industries, Inc., et al. v. MAXXAM INC., et al. (Consolidated C.A. Nos. 12111 and 12353) (incorporated by reference to Exhibit 2 to Amendment No. 3 to this Statement).

Exhibit 3* Stock Purchase Agreement dated October 17, 1997 among MAXXAM Inc., the Combined Master Retirement Trust and NL Industries, Inc.

----------

*    Filed herewith.